

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05074896



December 21, 2005

James E. Showen
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/21/2005

Re: Gannett Co., Inc.
Incoming letter dated November 17, 2005

Dear Mr. Showen:

This is in response to your letter dated November 17, 2005 concerning the shareholder proposal submitted to Gannett by The Newspaper Guild Mobilization and Defense Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Linda Foley
President
The Newspaper Guild–CWA
501 Third Street, N.W., 6th Floor
Washington, DC 20001-2797

RECEIVED
2005 NOV 18 PM 1:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(i)(11)

November 17, 2005

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Gannett Co., Inc. – Stockholder Proposal of The Newspaper Guild Mobilization and Defense Fund

Ladies and Gentlemen:

On behalf Gannett Co., Inc., we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of Gannett's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders (the "Proxy Materials") a shareholder proposal (the "Guild Proposal") submitted by The Newspaper Guild Mobilization and Defense Fund (the "Proponent"). A copy of the Guild Proposal, the accompanying supporting statement, and all correspondence between Gannett and the Proponent are attached as Exhibit 1. We request that the staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on the interpretations of Rule 14a-8 set forth below, Gannett excludes the Guild Proposal from its Proxy Materials. Gannett currently intends to file definitive copies of the Proxy Materials with the Commission on or about March 6, 2006.

Pursuant to Rule 14a-8(j), we are furnishing the staff with six copies of this letter and its attached exhibits. A copy of this letter is also being provided simultaneously to the Proponent.

I. THE PROPOSALS

On November 8, 2005, Gannett received for inclusion in the Proxy Materials the Guild Proposal. The Guild Proposal states:

> "The shareholders request that the Board of Directors initiate an appropriate process to amend the Company's governance documents in compliance with state law, and without affecting the unexpired term of any previously elected director, in order to declassify the Board and provide for annual elections of all directors."

On September 7, 2005, prior to receiving the Guild Proposal, Gannett received a substantially similar shareholder proposal from Evelyn Y. Davis (the "Davis Proposal") which Gannett intends to include in the Proxy Materials. A copy of the Davis Proposal, the supporting statement, and all correspondence between Gannett and Ms. Davis are attached as Exhibit 2. The Davis Proposal requests:

> "That the stockholders of Gannett recommend that the Board of Directors take the necessary steps to reinstate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

II. REASON FOR EXCLUSION

Rule 14a-8(i)(11) – The Guild Proposal substantially duplicates the Davis Proposal

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials. When two substantially duplicative proposals are received by a company, the staff has indicated that the company must include the first of the proposals in its proxy materials, unless it may otherwise be excluded. See Atlantic Richfield Co. (avail. January 11, 1982). The standard the staff has applied in determining whether proposals are substantially duplicative is whether the core issues are the same, even if they are not identical. See e.g., Freeport-McMoran Copper & Gold, Inc. (avail. February 22, 1999)(determination that a proposal seeking annual elections of directors is substantially duplicative of a proposal requesting that the board be declassified and annual elections be established).

In Baxter International (avail. February 7, 2005), two shareholder proposals were received whereby the first requested that the board be reorganized into one class subject to election each year, and the second asked that the board take steps to require each director to be elected annually. In that instance the staff agreed that the two proposals were substantially duplicative of each other even though they were drafted differently. Similarly, though they are phrased somewhat differently, the Guild Proposal and the Davis Proposal both present the same core issue of annual elections of directors. Accordingly, the two proposals are sufficiently similar that inclusion of both in the Proxy Materials would cause shareholders to have to consider two substantially identical proposals, in direct opposition to one of the Commission's stated purposes of Rule 14a-8(i)(11). See Exchange Act Release No. 34-12598 (July 7, 1976).

Since Gannett intends to include the Davis Proposal in the Proxy Materials, the Guild Proposal may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Davis Proposal.

III. CONCLUSION

For the reasons set forth above, we believe Gannett may exclude the Guild Proposal from the Proxy Materials under Rule 14a-8(i)(11), and hereby request confirmation that the staff will not recommend any enforcement action to the Commission if Gannett so excludes the Guild Proposal.

Should the staff make an initial determination that the Guild Proposal may not be excluded from the Proxy Materials, I would appreciate an opportunity to discuss the staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. A copy of the staff's response may be faxed to the Proponent at (202) 434-1472. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-8357.

Sincerely,



James E. Showen

cc: Todd A. Mayman, Vice President, Associate General Counsel and Secretary, Gannett Co., Inc.
Linda Foley, President, The Newspaper Guild - CWA
Carrie Biggs-Adams, The Newspaper Guild - CWA

Enclosures

Exhibit 1

Copy of the Guild Proposal, Supporting Statement and Correspondence



President:
Linda Foley

Secretary-Treasurer:
Bernard J. Lunzer

Director, TNG Canada:
Arnold Amber

Sector Chairperson:
Carol M. Rothman

Regional Vice Presidents:

Donna Marks, Quincy
Scott Stephens, Northeast Ohio
Lucy Witeck, Hawaii
Peter Szekely, New York
Karolynn DeLucca, Minnesota
Scott Edmonds, Canadian Media Guild
Jan Ravensbergen, Montréal
Connie Knox, Washington-Baltimore

November 4, 2005

VIA UPS

Todd A. Mayman
Corporate Secretary
Gannett Co. Inc.
7950 Jones Branch Drive
McLean, VA 22107

Re: Submission of Shareholder Proposal

Dear Mr. Mayman:

On behalf of The Newspaper Guild Mobilization and Defense Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Gannett Co. Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2006. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the record owner of shares of Company common stock held continuously for more than a year prior to this date of submission with a market value in excess of $2,000. Attached is verification of the Fund's ownership in Company stock.

The Fund intends to continue to own Company common stock through the date of the Company's 2006 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Ms. Carrie Biggs-Adams in my office.

Sincerely,

Linda K. Foley

Linda Foley
President
The Newspaper Guild – CWA

RECEIVED
NOV 08
LAW DEPARTMENT-TAM

LKF/mf

Enclosure

Affiliated with American Federation of Labor and Congress of Industrial Organizations, Canadian Labor Congress, International Federation of Journalists

501 Third Street, N.W., 6th Floor, Washington, D.C. 20001-2797
202-434-7177 (fax) 202-434-1472 www.newsguild.org

Suntrust Bank
Mail Code CDC 5302
1445 New York Avenue, NW
Washington, DC 20005
Tel (202) 879-6318
Fax (202) 879-6333

Della D. Tomlin
Assistant Vice President

SUNTRUST

November 7th 2005

TNG-CWA Mobilization & Defense
Linda Foley, President
501 3rd Street NW 6th Floor
Washington, DC 20001

Dear Ms. Foley:

This is to confirm that the above custody account, TNG-CWA Mobilization & Defense, held 300 common shares of Gannett Inc Stock with a market value of $20,649.00 during the period of September 30, 2005. The shares were purchased July 2005.

Sincerely,



Della D. Tomlin
Assistant Vice President

Stockholder Proposal

Resolved: The shareholders request that the Board of Directors initiate an appropriate process to amend the Company's governance documents in compliance with state law, and without affecting the unexpired term of any previously elected director, in order to declassify the Board and provide for annual elections of all directors.

Supporting Statement

The election of directors is the primary means by which stockholders may Influence corporate policies and hold management accountable for the implementation of those policies. However, that avenue of influence is limited by the fact that our Board of Directors is divided into three classes of directors who serve for staggered three year terms.

This means that individual directors face an election only once every three years. In other words, stockholders have an opportunity to hold just one-third of the board members accountable for their conduct and performance in any given year.

A declassified board would require that each director face an annual election. This would permit stockholders to evaluate the conduct and performance of each director on an annual basis, and to express an opinion as to whether they ought to be re-elected. In our judgment, this change would make the directors more sensitive and accountable to the stockholders.

Shareholder proposals urging annual elections of directors have received majority votes at a number of public companies in recent years. Management proposals for the adoption of annual elections have been implemented at Pfizer, Dow Jones and other companies.

In recommending annual elections in its 2003 proxy statement, the Pfizer Board declared that all Directors should be equally accountable at all times for the company's performance and that the will of the majority of shareholders should not be impeded by a classified board. In the same year, the Dow Jones directors recommended declassification of that companys Board in order to promote greater accountability and give the stockholders a greater opportunity to evaluate the performance of the Companys directors.

Please vote FOR this proposal. With your support, we may persuade the Board that the governance of our Company is likely to be improved if directors know that they must stand for re-election, and permit their performance to be evaluated, on an annual basis.



November 9, 2005

VIA UPS

Todd A. Mayman
Corporate Secretary
Gannett Co. Inc.
7950 Jones Branch Drive
McLean, VA 22107

Re: Submission of Shareholder Proposal - ***Revision of letter dated November 4, 2005***

Dear Mr. Mayman:

On behalf of The Newspaper Guild Mobilization and Defense Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Gannett Co. Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2006. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial holder of shares of Company common stock held continuously for more than a year prior to this date of submission with a market value in excess of $2,000. Attached is verification of the Fund's ownership in Company stock.

The Fund intends to continue to own Company common stock through the date of the Company's 2006 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Ms. Carrie Biggs-Adams in my office.

Sincerely,

Linda Foley
President
The Newspaper Guild – CWA

LKF/mf

Enclosure

501 Third Street, N.W., 6th Floor, Washington, D.C. 20001-2797
202-434-7177 (fax) 202-434-1472 www.newsguild.org

9397

S0000166798

CERTIFICATE FOR NOT MORE THAN 10,000 SHARES

MN 40584

NUMBER MN40584

SHARES *324*

COMMON STOCK **COMMON STOCK**

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

GANNETT CO., INC.

CUSIP 364730 10 1
SEE REVERSE FOR CERTAIN DEFINITIONS

13884-21120 0418-B07007960000

This Certifies that NEWSPAPER GUILD INTL DEFENSE FUND

*324*****
324**
324
****324**
*****324*

is the owner of *THREE HUNDRED TWENTY FOUR*

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, OF

Gannett Co., Inc., transferable on the books of the Corporation by the holder hereof, in person or by duly authorized attorney, upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be held subject to all of the provisions of the Certificate of Incorporation, as amended, of the Corporation, a copy of which Certificate is on file with the Transfer Agent, to all of which the holder by acceptance hereof assents. This certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

In Witness Whereof, the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED: MAY 28 1991

SECRETARY

CHAIRMAN AND PRESIDENT

COUNTERSIGNED AND REGISTERED:
FIRST CHICAGO TRUST COMPANY OF NEW YORK,
TRANSFER AGENT AND REGISTRAR.
BY
AUTHORIZED OFFICER.

GANNETT CO., INC.

THE CORPORATION WILL FURNISH TO ANY SHAREHOLDER, UPON REQUEST AND WITHOUT CHARGE, A FULL STATEMENT OF: THE DESIGNATIONS, POWERS, PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS OF THE SHARES OF EACH CLASS OF STOCK OF THE CORPORATION AUTHORIZED TO BE ISSUED; THE DESIGNATIONS, RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF EACH SERIES OF EACH SUCH CLASS SO FAR AS THE SAME HAVE BEEN FIXED; AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO DESIGNATE AND FIX THE RELATIVE RIGHTS, PREFERENCES AND LIMITATIONS OF OTHER SERIES. SUCH REQUEST MAY BE ADDRESSED TO THE CORPORATION OR TO THE TRANSFER AGENT.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — ....Custodian..................
(Cust) (Minor)
under Uniform Gifts to Minors
Act..................................
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ______ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

[ ]

____

____

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE.

____

____

____ *Shares*

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ______________

____

Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated, ______________

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between Gannett Co., Inc. and First Chicago Trust Company of New York, dated as of May 21, 1990 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Gannett Co., Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Gannett Co., Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights issued to any Person who becomes an Acquiring Person (as defined in the Rights Agreement) may become null and void.

Stockholder Proposal

Resolved: The shareholders request that the Board of Directors initiate an appropriate process to amend the Company's governance documents in compliance with state law, and without affecting the unexpired term of any previously elected director, in order to declassify the Board and provide for annual elections of all directors.

Supporting Statement

The election of directors is the primary means by which stockholders may Influence corporate policies and hold management accountable for the implementation of those policies. However, that avenue of influence is limited by the fact that our Board of Directors is divided into three classes of directors who serve for staggered three year terms.

This means that individual directors face an election only once every three years. In other words, stockholders have an opportunity to hold just one-third of the board members accountable for their conduct and performance in any given year.

A declassified board would require that each director face an annual election. This would permit stockholders to evaluate the conduct and performance of each director on an annual basis, and to express an opinion as to whether they ought to be re-elected. In our judgment, this change would make the directors more sensitive and accountable to the stockholders.

Shareholder proposals urging annual elections of directors have received majority votes at a number of public companies in recent years. Management proposals for the adoption of annual elections have been implemented at Pfizer, Dow Jones and other companies.

In recommending annual elections in its 2003 proxy statement, the Pfizer Board declared that all Directors should be equally accountable at all times for the company's performance and that the will of the majority of shareholders should not be impeded by a classified board. In the same year, the Dow Jones directors recommended declassification of that companys Board in order to promote greater accountability and give the stockholders a greater opportunity to evaluate the performance of the Companys directors.

Please vote FOR this proposal. With your support, we may persuade the Board that the governance of our Company is likely to be improved if directors know that they must stand for re-election, and permit their performance to be evaluated, on an annual basis.

Exhibit 2

Copy of the Davis Proposal, Supporting Statement and Correspondence

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) [illegible]

CERTIFIED RETURN
RECEIPT REQUESTED

Fax (703) 854-2323

September 7,2005

Craig Dubow, CEO
GANNETT
Mc Lean, Va.

Dear Craig:

This is a formal notice to the management of GANNETT that Mrs. Evelyn Y. Davis, who is the owner of 100 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2006 . I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Gannett recommend that the Board of Directors take the necessary steps ~~to re~~instate the election of directors ANNUALLY, instead of the stagger system which was recently adopted."

REASONS: ~~"Until recently, directors of~~ ———— were elected annually by all shareholders." Many companies including DOW JONES, Starwood, Merck, Goldman Sachs, Morgan Stanley, Federated, Carr American ad many others recently adopted this resolution.
"The great majority of New York Stock Exchange listed corporations elect all their directors each year."

"This insures that ALL directors will be more accountable to ALL shareholders each year and to a certain extent prevents the self-perpetuation of the Board."

"We do have an excellent Board but they should be willing to stand for re-election EACH year, instead of every third year."

"If you AGREE, please mark your proxy FOR this resolution."

Craig: Please acknowledge receipt of this resolution yourself.

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

P.S.: CRAIG: should you decide to ADOPT this resolution please get in touch with me. Sorry I did NOT get to meet you at our annual meeting.

EYD



Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107-0830

CRAIG A. DUBOW
PRESIDENT
CHIEF EXECUTIVE OFFICER

Office: 703-854-6767
Fax: 703-854-2323
Email: cdubow@gannett.com

xc: Jim Shower
Kevin Vold

September 9, 2005

Mrs. Evelyn Y. Davis
Editor
Highlights and Lowlights
Watergate Office Building
2600 Virginia Ave., N.W.
Suite 215
Washington, DC 20037

Dear Evelyn:

Thank you for your letter of September 7 notifying me of your intent to introduce a shareholder proposal at next year's Annual Meeting that all of Gannett's directors be elected annually.

It has been twenty years since Gannett adopted a classified board structure. As stated in our 1985 proxy statement, we believe a classified board structure enhances the continuity and stability of Board membership and in the policies formulated by the Board. Judging from your comment that Gannett has an excellent Board (with which we agree), it would seem our classified board structure has been a success. Our outside directors are very independent and mindful of their obligation to look out for the interests of all Gannett's shareholders, large and small. Gannett's results over the years speak for themselves.

I hope this letter persuades you to reconsider the need to introduce your shareholder proposal. If not, we will include it in our proxy statement for next year.

I would be happy to discuss this matter with you if you wish. In any event, I look forward to meeting you at our next Annual Meeting.

Sincerely yours,

Craig A. Dubow

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gannett Co., Inc.
Incoming letter dated November 17, 2005

The proposal requests that the board initiate the appropriate process to amend Gannett's governance documents to declassify the board and provide for annual elections of all directors.

There appears to be some basis for your view that Gannett may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Gannett's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Gannett omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Ted Yu
Special Counsel